SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
GATX Corporation
(Name of Subject Company (Issuer))
GATX Corporation
(Name of Filing Person (Offeror))

5% Senior Convertible Notes due 2023	361448AD5 and 361448AE3

(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)
Deborah A. Golden
Senior Vice President, General Counsel and Secretary
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606
(312) 621-6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)
Copies to:
David A. Schuette
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Tel: (312) 780-0600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$42,089,000	$1,654.10

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 5% Senior Convertible Notes due 2023 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of July 16, 2008 there was $42,089,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $42,089,000.

**	Previously paid

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender: ☒

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on July 17, 2008 by GATX Corporation, a New York corporation (the “Company”), relating to the Company’s offer to purchase its 5% Senior Convertible Notes due 2023 that were issued by the Company (the “Securities”), upon the terms and conditions set forth in the Indenture dated as of August 15, 2003, by and between the Company and The Bank of New York Trust Company, N.A. (as successor in interest to JP Morgan Chase Bank), as trustee, and the Company Notice dated July 17, 2008.
     This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9
     Items 1 through 9 of the Schedule TO are hereby amended and supplemented as follows:
     The holders’ right to surrender the Securities for repurchase (the “Option) expired at 5:00 p.m., New York City time, on Thursday, August 14, 2008. The Company has been advised by the The Bank of New York Trust Company, N.A., the paying agent, that no Securities were tendered pursuant to the terms of the Option and not withdrawn. After the expiration of the Option, $42,089,000 aggregate principal amount of the Securities remained outstanding.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GATX CORPORATION
By:	/s/ Robert C. Lyons
	Name:	Robert C. Lyons
	Title:	Senior Vice President and Chief Financial Officer

Date: August 18, 2008